UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release	March 22, 2017

Conference Call	March 23, 2017
in Portuguese	10:00 a. m. (Brasília)
9:00 a. m. (NY) / 1:00 p. m. (UK)
Webcast: Click here

Telephone: +55 (11) 2188-0155 / Code: Oi
Replay available until 3/29/2017:
+55 (11) 2188-0400 / Code: Oi

Conference Call	March 23, 2017
in English	10:00 a. m. (Brasília)
9:00 a. m. (NY) / 1:00 p. m. (UK)
SIMULTANEOUS	Webcast: Click here
TRANSLATION	Telephone: +1-866-890-2584 (USA) /
+1-646-843-6054 (Other) / Code: Oi
Replay available until 3/29/2017:
+1-646-843-6054 / Code: Oi

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and financial performance of Oi S.A. under Judicial Reorganization ( Oi S.A. or Oi or Company ) and its subsidiaries for the fourth quarter and full year of 2016.

2

FOCUS ON OPERATIONS LEADS TO CASH GENERATION AND IMPROVED

QUALITY

Healthy operations lead to cash generation. In 4Q16, Oi recorded a R$ 708 million cash increase, closing 2016 with R$ 7.8 billion in cash position. Performance demonstrates Oi’s continuous operational improvement.

Higher investments confirm commitment to the judicial reorganization plan. Even in a year of economic slowdown, with lower investments in the industry, Oi increased its Brazilian investments by 17.6% in 2016 and 26.6% in 4Q16, compared to the same periods of the year before.

Focus on operations promotes quality improvements.Increase in investments reinforces Oi’s commitment to improving network quality. Managing field operations more closely and implementing a new customer service model promote operational efficiency, consequently improving customer experience. Better operational indicators contribute to a consistent improvement in quality indicators of ANATEL, PROCON and Special Civil Court (JEC).

Operational efficiency, productivity gains and strict cost control are reflected in margin growth. Routine Opex of Brazilian operations fell 7.3% y.o.y. and 4.8% q.o.q. Considering inflation of 6.3% in 2016, real reduction reached almost 13% in 4Q16 versus 4Q15. Sequential reduction in costs helped to improve routine EBITDA margin: +0.7 p.p over 4Q15 and +2.6 p.p. over 3Q16, coming to 27.4% in the quarter.

Net loss impacted by write-off of tax credits, with no cash impact. With reduction of 47% y.o.y., net loss before tax and social contribution amounted to R$ 3.2 billion in 2016. Net loss, after taxes and social contribution, amounted to R$ 7.1 billion in 2016, mainly impacted by a write-off of R$ 2.8 billion of tax credits on tax loss carry-forwards, reflecting the forecasts on tax results included in the judicial reorganization plan.

Judicial reorganization is progressing as expected.Despite the complexity of the judicial reorganization process, Oi has been complying with the procedures required by law. The Company has been generating cash, increasing investments and improving service quality and customer experience, confirming its focus on operations during the judicial reorganization process.

3

Summary

in R$ million or otherwise stated	4Q16	4Q15	3Q16	YoY	QoQ	2016	2015	YoY
Oi S.A. Consolidated
Total Net Revenues	6,323	6,703	6,394	-5.7%	-1.1%	25,996	27,354	-5.0%
EBITDA	1,531	1,706	1,645	-10.3%	-6.9%	6,377	7,794	-18.2%
EBITDA Margin (%)	24.2%	25.5%	25.7%	-1.2 p.p.	-1.5 p.p.	24.5%	28.5%	-4.0 p.p.
Routine EBITDA	1,756	1,795	1,645	-2.2%	6.8%	6,697	7,605	-11.9%
Routine EBITDA Margin (%)	27.8%	26.8%	25.7%	1.0 p.p.	2.1 p.p.	25.8%	27.8%	-2.0 p.p.
Net Loss from Continuing Operations (1)	-3,306	-4,707	-1,178	-29.8%	180.5%	-7,121	-6,649	7.1%
Net Debt	40,342	38,155	41,184	5.7%	-2.0%	40,342	38,155	5.7%
Available Cash	7,849	16,826	7,142	-53.3%	9.9%	7,849	16,826	-53.3%
CAPEX	1,393	1,086	1,004	28.2%	38.7%	4,901	4,164	17.7%

in R$ million or otherwise stated	4Q16	4Q15	3Q16	YoY	QoQ	2016	2015	YoY
BRAZIL
Revenue Generating Units - ('000)(2)	63,554	70,048	67,893	-9.3%	-6.4%	63,554	70,048	-9.3%
Residential	16,425	16,780	16,498	-2.1%	-0.4%	16,425	16,780	-2.1%
Personal Mobility	39,870	45,860	44,118	-13.1%	-9.6%	39,870	45,860	-13.1%
B2B	6,617	6,757	6,634	-2.1%	-0.3%	6,617	6,757	-2.1%
Public Telephones	642	651	644	-1.4%	-0.2%	642	651	-1.4%
Total Net Revenues(2)	6,110	6,531	6,192	-6.4%	-1.3%	25,164	26,441	-4.8%
Net Service Revenues(3)	6,052	6,474	6,149	-6.5%	-1.6%	24,937	26,062	-4.3%
Residential	2,315	2,337	2,345	-0.9%	-1.3%	9,376	9,572	-2.0%
Personal Mobility	1,886	2,033	1,897	-7.2%	-0.6%	7,623	8,019	-4.9%
Customer (3)	1,730	1,814	1,754	-4.6%	-1.3%	6,996	7,130	-1.9%
B2B	1,790	1,979	1,832	-9.5%	-2.3%	7,606	7,977	-4.7%
Net Customer Revenues(4)	5,824	6,078	5,934	-4.2%	-1.9%	23,925	24,478	-2.3%
Routine EBITDA	1,676	1,745	1,534	-4.0%	9.2%	6,340	7,230	-12.3%
Routine EBITDA Margin (%)	27.4%	26.7%	24.8%	0.7 p.p.	2.6 p.p.	25.2%	27.3%	-2.1 p.p.
CAPEX	1,358	1,072	982	26.6%	38.3%	4,759	4,048	17.6%
Routine EBITDA - CAPEX	318	673	552	-52.8%	-42.5%	1,581	3,182	-50.3%

(1) The 4Q15, 3Q16 and 2015 periods were adjusted and will be restated as explained in the Disclaimer section of this document.

(2) In 2016, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), considering that this new breakdown better reflects how the businesses are managed. Historical values of revenues and RGUs were adjusted to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

(3) Excludes handset revenues.

(4) Excludes handset and network usage revenues.

4

Net Revenues

Table 1 – Breakdown of Net Revenues

						Full Year			Weight %
R$ million	4Q16	4Q15	3Q16	YoY	QoQ	2016	2015	YoY	4Q16	4Q15
Consolidated Total Net Revenues	6,323	6,703	6,394	-5.7%	-1.1%	25,996	27,354	-5.0%	100.0%	100.0%
Brazil (1)	6,110	6,531	6,192	-6.4%	-1.3%	25,164	26,441	-4.8%	96.6%	97.4%
Residential	2,315	2,337	2,345	-0.9%	-1.3%	9,376	9,572	-2.0%	36.6%	34.9%
Personal Mobility	1,945	2,090	1,940	-6.9%	0.3%	7,849	8,395	-6.5%	30.8%	31.2%
Service	1,886	2,033	1,897	-7.2%	-0.6%	7,623	8,019	-4.9%	29.8%	30.3%
Customer	1,730	1,814	1,754	-4.6%	-1.3%	6,996	7,130	-1.9%	27.4%	27.1%
Network Usage	156	219	143	-29.1%	8.7%	627	889	-29.5%	2.5%	3.3%
Sales of handsets, SIM cards and others	59	56	43	3.8%	37.4%	226	375	-39.9%	0.9%	0.8%
B2B	1,790	1,979	1,832	-9.5%	-2.3%	7,607	7,980	-4.7%	28.3%	29.5%
Other services	60	125	75	-51.8%	-19.8%	332	493	-32.7%	1.0%	1.9%
Others	212	173	202	23.1%	5.0%	833	913	-8.7%	3.4%	2.6%

Brazil
Net Service Revenues	6,052	6,474	6,149	-6.5%	-1.6%	24,937	26,062	-4.3%	95.7%	96.2%
Net Customer Revenues	5,824	6,078	5,934	-4.2%	-1.9%	23,925	24,478	-2.3%	92.1%	92.8%

(1) In 2016, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), considering that this new breakdown better reflects how the businesses are managed. Historical values of revenues and RGUs were adjusted to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

In 4Q16, consolidated net revenues totaled R$ 6,323 million, -5.7% y.o.y. and -1.1% q.o.q. Net revenues from Brazilian operations (“Brazil”) totaled R$ 6,110 million in 4Q16, -6.4% y.o.y. and -1.3% q.o.q. Net revenues from other international operations (Africa and East Timor) totaled R$ 212 million, 23.1% up y.o.y.

In 2016, consolidated net revenues totaled R$ 25,996 million, -5.0% y.o.y. Net revenues from Brazilian operations came to R$ 25,164 million in 2016 (-4.8% y.o.y.), while net revenues from other international operations totaled R$ 833 million (-8.7% y.o.y.).

Brazil

Net revenues from Brazilian operations came to R$ 6,110 million in 4Q16, -6.4% y.o.y., chiefly due to the cut in interconnection (MTR, TU-RL and TU-RIU) and fixed-to-mobile (VC) regulated tariffs, to a lower customer base and to the decline in the volume of prepaid recharges and B2B revenues, which were impacted by the challenging macroeconomic environment in 2016.

On the other hand, it is worth highlighting the broadband and pay-TV revenues of the Residential segment, which, as will be seen later, continue to record solid annual and sequential growths, reinforcing the Company's convergence strategy. In addition, Personal Mobility segment continues to present growth in data revenues. These results contributed to partially offset the decline in revenues explained previously.

In 4Q16, total net service revenues, which exclude handset revenues, totaled R$ 6,052 million, 6.5% down y.o.y. and 1.6% down q.o.q. Total net customer revenues, which exclude network usage and handset revenues, fell 4.2% y.o.y. and 1.9% q.o.q., totaling R$ 5,824 million in 4Q16.

In 2016, total net service revenues came to R$ 24,937 million, 4.3% down y.o.y., basically due to the reduction in interconnection and fixed-to-mobile regulated tariffs and the decline in prepaid revenues from the Personal Mobility and B2B segments, reflecting the deteriorated macroeconomic scenario during 2016. Total net customer revenues stood at R$ 23,925 million, 2.3% down from 2015.

5

Residential

	4Q16	4Q15	3Q16	YoY	QoQ	2016	2015	YoY
Residential
Net Revenues (R$ million)(1)	2,315	2,337	2,345	-0.9%	-1.3%	9,376	9,572	-2.0%
Revenue Generating Units (RGU) - ('000)(1)	16,425	16,780	16,498	-2.1%	-0.4%	16,425	16,780	-2.1%
Fixed Line in Service	9,947	10,515	10,087	-5.4%	-1.4%	9,947	10,515	-5.4%
Fixed Broadband	5,188	5,109	5,164	1.5%	0.5%	5,188	5,109	1.5%
Pay TV	1,290	1,156	1,247	11.6%	3.5%	1,290	1,156	11.6%
ARPU Residential (R$)	77.2	73.5	77.1	5.0%	0.2%	76.6	72.6	5.5%

(1) In 2016, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), considering that this new breakdown better reflects how the businesses are managed. Historical values of revenues and RGUs were adjusted to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

Net revenues from the Residential segment totaled R$ 2,315 million in 4Q16, -0.9% y.o.y., mainly due to the annual reduction in interconnection (TU-RL and TU-RIU) and fixed-to-mobile (VC) regulated tariffs and to the lower fixed line base. These effects were partially offset by the year-on-year upturn in revenues from broadband (+16.4%) and pay TV (+28.1%). In the sequential comparison, net revenues from the Residential segment fell 1.3%, exclusively due to the decline in wireline revenues.

In 2016, net revenues from the Residential segment totaled R$ 9,376 million, -2.0% y.o.y., mainly due to the annual reduction in interconnection and fixed voice revenues, partially offset by the upturn in revenues from broadband (+6.9% y.o.y.) and pay TV (+23.6% y.o.y.).

It is worth noting the increase in customer revenues (which exclude interconnection revenues) in the Residential segment, up by 1.8% y.o.y. in 4Q16, versus +0.5% y.o.y. in 3Q16 and -2.6% y.o.y. in 4Q15. In 2016, net customer revenues from the Residential segment moved up 0.1% over 2015, reversing the historical downward trend observed in previous years (-1.0% y.o.y. in 2015 and -5.0% y.o.y. in 2014). This performance was explained by (i) substantially lower wireline net disconnections in 2016 compared with previous years and (ii) higher net adds in broadband and pay TV, supported by the segment’s convergence strategy, which, together with the increase in customer profitability and the ARPU growth in both products, offset the natural decline in fixed voice revenues.

In 4Q16, Oi registered 16,425 thousand RGUs in the Residential segment, -2.1% y.o.y., maintaining the trend of deceleration of the annual base decline that has been observed since 4Q15 (-3.1% in 3Q16, -4.4% in 2Q16, -6.2% in 1Q16 and -7.1% in 4Q15). The base decline has been slowing down thanks to the increase in gross adds combined to the reduction in voluntary churn rates in the three products, reflecting the success of the Company’s convergence strategy, which is supported by its main convergent offer, Oi Total. This offer was designed to offer more products per customer and thus build customer loyalty and increase the Residential ARPU.

Residential ARPU

Residential ARPU moved up 5.0% y.o.y. to R$ 77.2 in 4Q16, supported by broadband and pay TV, whose ARPU climbed 15.0% and 16.4%, respectively, over 4Q15, and the consistent increase in the percentage of Residential customers with more than one Oi product. In 2016, Residential ARPU came to R$ 76.6, 5.5% higher than in 2015.

Wireline

Oi ended 4Q16 with 9,947 thousand wireline customers in the Residential segment, -5.4% y.o.y. Oi maintained the trend of slowing year-on-year base reduction (-6.2% in 3Q16, -7.1% in 2Q16, -8.5% in 1Q16 and -9.3% in 4Q15). In 4Q16, gross adds grew by a substantial 18.9% y.o.y., while voluntary churn fell 3.7% in the same period, explaining the deceleration of the wireline base fall.

6

The share of low-end offerings in wireline gross adds continued to decline in 4Q16 (-8.5 p.p. y.o.y. and -0.9 p.p. q.o.q.), indicating an improvement in the quality of Oi’s sales. The percentage of Residential customers with more than one Oi product came to 64.5% at the end of 2016 (+1.2 p.p. y.o.y.).

The Oi Total offer continues adding customers to its base, increasing its share of the Residential wireline base to 9.0% in 4Q16, with a churn rate 49.4% lower than a standalone offer. Oi Total closed 2016 with 898 thousand customers thanks to sales efforts focused on this offer, which comprises a complete and fully convergent solution, from sales to customer care and billing, at competitive prices. It is worth noting that Oi Total reached the mark of 1 million customers in February 2017, less than 12 months after its national launch.

With the nationwide launch of Oi Total in March 2016, the Company discontinued the sales of the former convergent offer, Oi Conta Total (OCT), which combined wireline, broadband and mobility. The OCT base has been retained; however, the Company has begun an organic migration to Oi Total, following a plan of customer retention with profitability. In4Q16, 54.8% of Oi Total Solução Completa (4P)’s total gross were to OCT (3P) customers, proving the strategy of increasing customer profitability by adding more products to the customer's bill. The offers Oi Total and OCT together accounted for 16.4% of the fixed base, showing an increase of 4.7 p.p. y.o.y.

Oi Voz Total (OVT), which combines wireline and prepaid mobile, corresponded to 12.7% of the Residential wireline base in 4Q16, with a churn rate 30.5% lower than the rate recorded by the standalone wireline offering. Lower churn rates of convergent offers comparing to the rates of standalone products reflect the success of the strategy of building customer loyalty by offering more products per customer.

Broadband

Oi ended 2016 with 5,188 thousand fixed broadband RGUs in the Residential segment (+1.5% y.o.y. and +0.5% q.o.q.).  In 4Q16, broadband gross adds grew 13.9% y.o.y., reaching their highest level since 4Q13, while voluntary churn fell 7.3% y.o.y. and 8.6% q.o.q. As a result, the Company recorded net additions of 24 thousand RGUs in 4Q16 and 79 thousand RGUs in 2016.

Oi’s broadband penetration in households with Oi fixed line reached 52.2% in the quarter (+3.6 p.p. y.o.y. and +1.0 p.p. q.o.q.), representing the Company’s highest level of broadband penetration since 2012. This performance is in line with the Company’s strategy of convergence and increasing customer profitability and the global trend of replacing voice services with growing internet and data usage.

As a result of Oi’s strategy of increasing customer profitability by focusing on high-end offerings, the share of low-end offerings in gross adds continued to fall (-7.4 p.p. y.o.y. and -0.8 p.p. q.o.q.). Thus, broadband ARPU closed 4Q16 with a 15.0% year-on-year increase. In addition, VDSL technology (broadband with speeds of up to 35 Mbps) has boosted the sales of Oi Total, the Company’s main offer, with even higher tickets.

The average speed of broadband customers reached 6.8 Mbps at the end of 4Q16 (+24.1% y.o.y. and +5.9% q.o.q.). In 4Q16, the share of RGUs with speeds starting at 5 Mbps increased 9.5 p.p. y.o.y. to 70.1%, while the share of RGUs with speeds starting at 10 Mbps increased 11.5 p.p. to 43.5% in the same period. It is worth noting the share of RGUs with speeds starting at 15 Mbps, which reached 12.8% this quarter. The average speed of gross adds was 9.4 Mbps (+25.9% y.o.y. and +3.5% q.o.q.), underlining the Company’s focus on network investments to offer higher speeds in order to attract new customers, while seeking to increase the average speed of the current base, thus providing a better customer experience. In 4Q16, 83.9% of gross adds had speeds starting at 5 Mbps (+7.2 p.p. y.o.y.) and 62.3% had speeds starting at 10 Mbps (+8.8 p.p. y.o.y.). In 4Q16, the percentage of broadband sales with speeds starting at 15 Mbps continued to grow, reaching 34.2% (+22.7 p.p. y.o.y.).

Pay TV

7

Oi closed 4Q16 with 1,290 thousand pay-TV RGUs in the Residential segment, accelerating the growth rate (+11.6% y.o.y. and +3.5% q.o.q.). Oi was the operator with the best performance on the pay-TV market in 2016 and the only operator to record growth in the year among the major economic groups in the pay-TV market, increasing its market share from 6.1% at the end of 2015 to 6.9% at the end of 2016. It is important to mention that Oi TV has been an important leverage for the convergence strategy in the Residential segment.

Pay-TV gross adds once again grew year on year, moving up by a substantial 39.3%, while voluntary churn fell 12.6% in the same period. As a result, net adds totaled 134 thousand RGUs in 2016.

As a result of Oi’s convergence strategy, Oi TV’s penetration in households with Oi fixed line reached 13.0% in 4Q16, 2.0 p.p. higher than in 4Q15, while the share of high-end offers grew 6.1 p.p. in the period to 27.3%. The increase in the sales of high-end pay-TV offers, thanks to Oi TV’s superior quality and the good performance of the Oi Total convergent offer, has led to continued ARPU growth (+16.4% y.o.y.).

Oi TV offers full content, with high-definition channels (including open channels) in all plans, and up to 184 channels, 60 of which are in HD. The Company also offers services like PenVR (content recording and live/pause service via pen drive available in any plan) and iPPV (purchase of Pay-Per-View events by remote control). Oi also offers TV Everywhere, a service that allows customers to watch content from 48 channels, including 22 with live content and more than 30 thousand on-demand titles, in any device (smartphone, tablet or PC) connected to the internet at no additional cost. This service, which includes the Oi Play platform, reinforces Oi’s positioning in providing a better customer experience through the digitalization of services.

Additionally, Oi currently offers a prepaid service for Oi TV, in which customers have the option to share the credits between their mobile phones and pay TV. Customers can choose between biweekly or monthly recharges (beginning at R$ 29.90 and R$ 54.90, respectively), which can be paid by credit card or through sharing the customer’s mobile credits.

Personal Mobility

	4Q16	4Q15	3Q16	YoY	QoQ	2016	2015	YoY
Personal Mobility
Net Revenues (R$ million)(1)	1,945	2,090	1,940	-6.9%	0.3%	7,849	8,395	-6.5%
Service	1,886	2,033	1,897	-7.2%	-0.6%	7,623	8,019	-4.9%
Customer (2)	1,730	1,814	1,754	-4.6%	-1.3%	6,996	7,130	-1.9%
Network Usage	156	219	143	-29.1%	8.7%	627	889	-29.5%
Sales of handsets, SIM cards and others	59	56	43	3.8%	37.4%	226	375	-39.9%
Revenue Generating Units (RGU) - ('000)(1)	39,870	45,860	44,118	-13.1%	-9.6%	39,870	45,860	-13.1%
Prepaid Plans	32,997	39,068	37,318	-15.5%	-11.6%	32,997	39,068	-15.5%
Postpaid Plans (3)	6,872	6,791	6,800	1.2%	1.1%	6,872	6,791	1.2%

(1) In 2016, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), considering that this new breakdown better reflects how the businesses are managed. Historical values of revenues and RGUs were adjusted to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

(2) Excludes handset and network usage revenues.

(3) Includes high-end postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Net revenues from the Personal Mobility segment totaled R$ 1,945 million in 4Q16, -6.9% y.o.y. and virtually in line with the previous quarter. The year-on-year decline was due to (i) the downturn in voice revenues, mainly caused by the reduction in prepaid recharges volume, due to the country’s high unemployment rates and (ii) the fall of network usage revenues, as a result of the annual cut in interconnection tariffs (MTR). Data revenues once again recorded substantial year-on-year growth (+17.0%). In 2016, net revenues from the Personal Mobility segment totaled R$ 7,849 million, -6.5% y.o.y.

In 4Q16, customer revenues, which exclude interconnection and handsets, totaled R$ 1,730 million, 4.6% down y.o.y. and 1.3% lower than in 3Q16, due to the decline in the prepaid revenues (-7.5% y.o.y., excluding long-distance revenues), as mentioned above, but partially offset by postpaid + control revenues (+7.8% y.o.y., excluding long-distance revenues), mostly fueled by the increase in data revenues. Although more heavily impacted by the economic slowdown, the prepaid segment has been presenting signs of recovery, seen in the increase of recharges volume per business day at the end of the year. In 2016, customer revenues totaled R$ 6,996 million, 1.9% less than in 2015, also due to the reduction in prepaid revenues, partially offset by postpaid + control revenues.

8

Data revenues grew 17.0% y.o.y. and 4.9% q.o.q. to R$ 966 million. Data revenues currently account for 55.9% of total customer revenues (versus 52.5% in 3Q16 and 45.5% in 4Q15), thanks to the high 3G/4G handset penetration in the customer base (76% in 4Q16), which encourages increasing data usage, and the new offers launched by the Company (Oi Livre, Oi Mais and Oi Mais Controle), which accelerate the market trend of replacing voice by data through offering more extensive data allowances to customers. In 2016, data revenues came to R$ 3,597 million, +20.5% y.o.y.

In 4Q16, network usage revenues fell 29.1% to R$ 156 million, due to the MTR regulated cuts. In February 2015, interconnection tariffs (MTR) declined 33.3% to R$ 0.15517, R$ 0.15897 and R$ 0.15485 in Regions I, II and III, respectively. In February 2016, these same tariffs fell to R$ 0.09317, R$ 0.10309 and R$ 0.11218 in Regions I, II and III, respectively. In February 2017, these same tariffs declined to R$ 0.04928, R$ 0.05387 and R$ 0.06816 in Regions I, II and III, respectively. Based on the future cuts approved by ANATEL, MTR tariffs will be as follows: (i) in 2018: R$ 0.02606, R$ 0.02815 and R$ 0.04141; and (iii) in 2019: R$ 0.01379, R$ 0.01471 and R$ 0.02517 in Regions I, II and III, respectively.

Handset revenues totaled R$ 59 million in 4Q16, versus R$ 56 million in 4Q15 and R$ 43 million in 3Q16. Smartphones accounted for 100% of sales in the quarter and 4G handsets represented 74% of sales and 22% of the total base (versus 15% in 3Q16).

Oi closed 4Q16 with 39,870 thousand RGUs in the Personal Mobility segment (-13.1% y.o.y. and -9.6% q.o.q.). In 2016, net disconnections totaled 5,990 thousand, as a result of 6,071 thousand net disconnections in the prepaid segment and 81 thousand net additions in the postpaid segment. In the prepaid segment, the Company has maintained a strict base cleanup policy to disconnect inactive customers from the base in order to avoid the payment of regulatory fees.

Oi’s mobile customer base (Personal Mobility + B2B) reached 42,160 thousand RGUs in 4Q16, 39,870 thousand of which in the Personal Mobility segment and 2,290 thousand in the B2B segment. Gross additions totaled 4.5 million, while net disconnections came to 4.2 million in 4Q16.

Prepaid

The prepaid customer base came to 32,997 thousand RGUs in 4Q16, 15.5% down y.o.y. and 11.6% lower q.o.q., mainly due to the ongoing strict base cleanup policy focused on reducing costs and increasing margins.

Despite the challenging macroeconomic environment throughout 2016, there were signs of recovery in recharges volume in 4Q16, which increased 0.9% over 3Q16. Both recharges volume per business day and the recharger base grew compared with the previous quarter (+1.9% and +0.7%, respectively). This means an increase in the number of active prepaid customers who make recharges (rechargers) despite the high unemployment rates seen in 2016. In 4Q16, Oi Livre already represented 45% of the total prepaid base and customers that migrated to Oi Livre por Semana, for example, increased their recharges by 15.8% in average. Oi Livre features an extensive data allowance, as well as a single tariff for calls to any operator anywhere in the country (all-net model). The all-net model is supported by the ongoing MTR cuts, encouraging the consolidation of SIM cards by consumers.

Postpaid

Oi closed the quarter with 6,872 thousand RGUs in the postpaid segment (+1.2% y.o.y. and +1.1% q.o.q.), increasing its share of the total Personal Mobility customer base from 15.4% in 3Q16 to 17.2%.

The main offers in the postpaid segment are Oi Mais and Oi Mais Controle, featuring a more extensive data allowance with no use restrictions, with both reduced single tariffs and also minute allowances to call any operator anywhere in the country. At the end of 4Q16, customers who adhered to Oi Mais and Oi Mais Controle accounted for 38% of the total postpaid + control base (+8.0 p.p. q.o.q.). ARPU from Oi Mais customers was 20% higher than that of customers from other plans, while ARPU from Oi Mais Controle was 17% higher. These data show the progress of the new offering portfolio within the Company’s strategy of increasing customer profitability. In 4Q16, postpaid ARPU (ex-MTR) moved up 6.9% y.o.y., while ARPU of postpaid gross adds climbed 17.0% in the same period.

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2G, 3G and 4G LTE Coverage

Oi’s 2G coverage reached 3,404 municipalities in 4Q16 (93% of the country’s urban population), while 3G coverage reached 1,483 municipalities (+15.9% y.o.y.), or 80% of the Brazilian urban population.

4G LTE coverage reached 284 municipalities, or 62.5% of Brazil’s urban population, +11.0 p.p. y.o.y. Oi is working in partnership with other operators in the sharing of the 3G/4G network, in line with the strategy of optimizing investments and controlling costs combined with the improvement in customer experience.

Oi’s efforts to improve its 3G and 4G network capacity and coverage quality have allowed consistent growth of data traffic in the network, meeting the growing demand for data usage while improving ANATEL’s network quality metrics.

Mobile ARPU

As of this quarter, in order to use the same concept of ARPU adopted by the market, the Company began reporting mobile ARPU excluding revenues from traffic between Oi’s mobile and wireline divisions (intercompany), but including revenues from mobile long-distance calls in the total mobile service revenues (Personal Mobility + B2B).  This amount is then divided by the average customer base (Personal Mobility + B2B) to calculate the Company’s mobile ARPU.

See below a table with the figures since 2013, reflecting this new concept:

In 4Q16, mobile ARPU stood at R$ 15.5, +3.0% y.o.y. and +5.6% q.o.q. In 2016, mobile ARPU came to R$ 14.8, +0.8% y.o.y. Excluding interconnection revenues, in 4Q16 the mobile ARPU grew by 6.0% y.o.y. and in 2016, it increased by 3.8% compared to the previous year.

B2B

	4Q16	4Q15	3Q16	YoY	QoQ	2016	2015	YoY
B2B
Net Revenues (R$ million)(1)	1,790	1,979	1,832	-9.5%	-2.3%	7,607	7,980	-4.7%
Revenue Generating Units (RGU) - ('000)(1)	6,617	6,757	6,634	-2.1%	-0.3%	6,617	6,757	-2.1%
Fixed	3,760	3,941	3,794	-4.6%	-0.9%	3,760	3,941	-4.6%
Broadband	553	580	558	-4.7%	-0.9%	553	580	-4.7%
Mobile	2,290	2,223	2,270	3.0%	0.9%	2,290	2,223	3.0%
Pay TV	13	12	12	6.4%	8.5%	13	12	6.4%

(1) In 2016, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), considering that this new breakdown better reflects how the businesses are managed. Historical values of revenues and RGUs were adjusted to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

Net revenues in the B2B segment amounted to R$ 1,790 million in 4Q16, 9.5% lower y.o.y. and 2.3% down q.o.q., mainly impacted by the difficult macroeconomic environment in Brazil and by the cut in the fixed-to-mobile (VC) and interconnection (MTR) regulated tariffs.

The deteriorated macro environment in 2016 impacted the Brazilian B2B market as a whole. However, data and IT revenues have been growing and outperforming the market, in line with Oi’s strategy of reducing the voice dependence on this segment’s revenues. In 2016, data revenues (including EILD - Industrial Exploration of Dedicated Line but excluding Velox) moved up 3.5% over 2015, while the market grew 1%. IT revenues of this segment climbed 21.9% in the same period, substantially outpacing the market, which grew 11%.

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The Company recorded 6,617 thousand RGUs in the B2B segment at the end of 2016, 2.1% down y.o.y. and virtually flat in sequential terms. Net disconnections have decelerated in the last few quarters, thanks to operational improvements focused on efficiency and enhancing quality and customer experience. It is worth noting the reversal of the annual decline in the mobile customer base (+3.0% y.o.y.).

Corporate

The Corporate segment was affected by the deteriorated macroeconomic environment in 2016, which led to renegotiations with corporate customers.

This segment has been increasing data and IT services in order to reduce its dependence on voice services, which have naturally been losing their appeal in the corporate market. In 2016, data and IT revenues moved up 4.5% y.o.y.

In 4Q16, the data, IT and value-added services offered by the Company, such as VPN networks, cloud services, ICT, datacenter, home office, management services, security solutions and M2M (Machine-to-Machine), continued to grow, accounting for 69.4% of Corporate revenues (+3.5 p.p. y.o.y.).

SMEs

Although also impacted by the Brazilian macroeconomic environment, the SMEs segment has been presenting improvements in its operational indicators, including 57.3% sales growth, a 54.0% decline in the volume of billing complaints and respective increases of 8.7% and 13.0% in the ARPU of fixed and mobile gross adds, all of which compared with the same period of the year before. These improvements were the result of many factors, including the implementation of non-traditional sales channels, which have lower costs, focus on high-end customers, simplification of the offer portfolio and digitalization, with a direct impact on services quality and customer experience.

An example of the digitalization in the segment is the Oi Mais Empresas app, a free and fully digital customer service channel that allows customers to acquire services, contract plan upgrades, make complaints and request bill copies and repairs, among others, using a smartphone. More than 237 thousand small and medium enterprises have adhered to the new offering portfolio and are benefiting from Oi’s new customer service channel, which has a user satisfaction level of 81%, 84% of the requests completed within the deadline and a Net Promoter Score (which measures the percentage of customers who would recommend Oi to other companies) of 52%.

Oi Mais Empresas, the segment’s main offering, features mobile plans with 4G data and wireline at a fixed monthly fee (flat fee model), which is simpler and allows for increased cash flow predictability. This offer currently represents 33% of the wireline customer base and 40% of the mobile customer base of this segment, helping increase customer profitability.

11

Operating Costs and Expenses

Table 2 – Breakdown of Operating Costs and Expenses

R$ million	4Q16	4Q15	3Q16	YoY	QoQ	2016	2015	YoY
Operating Costs and Expenses
Brazil	4,435	4,786	4,658	-7.3%	-4.8%	18,824	19,211	-2.0%
Personnel	630	775	743	-18.7%	-15.2%	2,750	2,618	5.0%
Interconnection	292	396	287	-26.1%	1.8%	1,142	1,757	-35.0%
Third-Party Services	1,534	1,518	1,618	1.0%	-5.2%	6,244	6,155	1.4%
Network Maintenance Service	269	403	249	-33.3%	8.0%	1,502	1,861	-19.3%
Handset Costs/Other (COGS)	71	48	68	47.5%	4.5%	252	227	11.2%
Marketing	146	128	64	14.1%	129.1%	427	380	12.6%
Rent and Insurance	1,097	955	1,044	14.8%	5.1%	4,285	3,554	20.6%
Provision for Contingencies	131	183	235	-28.5%	-44.4%	860	860	0.0%
Provision for Bad Debt	165	187	167	-12.2%	-1.7%	623	693	-10.2%
Taxes and Other Expenses (Revenues)	102	193	183	-47.3%	-44.5%	739	1,107	-33.2%
Others	131	122	92	7.6%	42.9%	476	537	-11.4%
Routine OPEX	4,566	4,908	4,750	-7.0%	-3.9%	19,300	19,748	-2.3%

In 4Q16, consolidated routine opex, including international operations, totaled R$ 4,566 million, -7.0% y.o.y. and -3.9% q.o.q.

Routine Opex in Brazilian operations totaled R$ 4,435 million in 4Q16, -7.3% y.o.y. and -4.8% q.o.q. Considering inflation (IPCA) of 6.3% in the last twelve months, this result corresponded to a real annual decrease of almost 13%. In 2016, routine Opex in Brazilian operations came to R$ 18,824 million, a reduction of 2.0% in nominal terms or almost 8% in real terms from 2015.

Personnel

In 4Q16, personnel costs and expenses in Brazil totaled R$ 630 million, a decline both from 4Q15 (-18.7%) and 3Q16 (-15.2%). The year-on-year decline was chiefly due to the reduced workforce in relation to 4Q15 and the lower provisions for employee profit sharing, partially offset by the impact of the absorption of network service providers. The sequential decline was mainly explained by the lower provisions for employee profit sharing and by the lower severance costs in the period.

Interconnection

Interconnection costs in Brazil ended 4Q16 at R$ 292 million, practically in line with 3Q16. In comparison with 4Q15, interconnection costs fell 26.1%, due to the interconnection (MTR, TU-RL and TU-RIU) tariffs cuts, which took place in February 2016, partially offset by the increase in off-net traffic volume, due to the Company’s new offers based on the all-net model.

Third-party Services

In 4Q16, costs and expenses related to third-party services in Brazilian operations totaled R$ 1,534 million, 1.0% up on 4Q15, as a result of the contractual readjustment of TV content and higher expenses with advisory services, partially offset by lower call center expenses, as explained further, and lower expenses with electricity. In the sequential comparison, these costs fell 5.2%, mainly due to lower call center expenses and legal advisory costs, as a consequence of the reduction of judicial processes, especially those in the Special Civil Court (JEC – Juizado Especial Cível).

The reduction of call center expenses is a result of the implementation of the new customer care quality model through a competition among the companies that provide call center services to Oi. This competition model stimulates a better quality in the provision of these services while seeking for greater operational efficiency through lower costs and greater customer satisfaction. After the implementation of this model, there was a 16% reduction in the customer care costs, a 19% decrease in

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the volume of repeated calls and a 13% increase in the customer satisfaction survey, in the annual comparison. As a result, the volume of complaints at ANATEL from customer care reasons fell 30% in the same period.

Network Maintenance Service

Network maintenance service costs and expenses in Brazil totaled R$ 269 million in 4Q16, a substantial decline of 33.3% y.o.y., due to the absorption of network service providers in 2016. In the sequential comparison, these costs moved up 8.0% mainly due to the renegotiation of contracts.

The success of this incorporation strategy is demonstrated by the reduction of the number of repairs (-8.7% y.o.y.), the increase in productivity (+ 14.0% y.o.y.) and lower operating costs with a 4.5% annual reduction in the number of field technicians. Consequently, field operations are becoming more efficient, as field technicians operate in an increasingly preventive manner. As a result, Oi advanced in several operational indicators, such as a 31.3% reduction in the average waiting time to a resolution, a 13.3% increase in the compliance with the schedule of visits, and a 58.2% drop in the average time until the installation of a service, all in the comparison between 4Q16 and 4Q15. All these combined contributed to the reduction of complaints at ANATEL from technical reasons by 28% over the same period.

Handset Costs/Other (COGS)

In 4Q16, handset costs in Brazilian operations amounted to R$ 71 million, stable in relation to 3Q16 and 47.5% or R$ 23 million higher than in 4Q15.

Marketing

Marketing expenses totaled R$ 146 million in 4Q16, a 14.1% y.o.y. increase, due to the higher volume of campaigns in 2016, mostly focused on Oi Total. In the sequential comparison, marketing expenses grew 129.1% or R$82 million, chiefly due to Christmas campaigns for the prepaid and postpaid segments and Oi Total.

Rent and Insurance

Rent and insurance expenses in Brazilian operations totaled R$ 1,097 million in 4Q16, +14.8% y.o.y., chiefly due to higher costs with vehicles following the absorption of network service providers, and to the contractual increase in submarine cable capacity (Globenet). In the sequential comparison, there was a 5.1% increase, chiefly due to settlement in agreements with other operators related to the leasing of towers and equipment.

Provision for Contingencies

The provisions for contingencies in Brazilian operations totaled R$ 131 million in 4Q16, -28.5% y.o.y., due to lower strategic civil contingency costs and the lower number of claims in the JEC (Special Civil Court). The 44.4% q.o.q. reduction was chiefly due to a lower number of JEC claims and the reduction in the average claim amount, as well as lower fiscal contingencies.

Provision for Bad Debt

The provision for bad debt totaled R$ 165 million in 4Q16, in line with 3Q16 and 12.2% down y.o.y, due to higher consumer default rates in 2015 as a result of a scenario of greater uncertainty and risk in the past. The provision for bad debt represented 2.7% of net revenues from Brazilian operations in the quarter. In 2016, provision for bad debt represented 2.5% of total net revenues from Brazilian operations (-0.1 p.p y.o.y.).

EBITDA

Table 3 – EBITDA and EBITDA margin

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	4Q16	4Q15	3Q16	YoY	QoQ	2016	2015	YoY
Oi S.A.
EBITDA (R$ million)	1,531	1,706	1,645	-10.3%	-6.9%	6,377	7,794	-18.2%
Brazil	1,676	1,745	1,534	-4.0%	9.2%	6,245	7,508	-16.8%
Others	-145	-39	110	272.6%	-231.0%	131	286	-54.1%
EBITDA Margin (%)	24.2%	25.5%	25.7%	-1.2 p.p.	-1.5 p.p.	24.5%	28.5%	-4.0 p.p.
Non-routine Items	0	0	0	n.m.	n.m.	-95	278	-134.1%
Expenses on Impairment Losses	-226	-89	0	152.9%	n.m.	-226	-89	152.9%
Routine EBITDA (R$ million)	1,756	1,795	1,645	-2.2%	6.8%	6,697	7,605	-11.9%
Brazil	1,676	1,745	1,534	-4.0%	9.2%	6,340	7,230	-12.3%
Others	81	50	110	60.7%	-26.6%	357	376	-5.0%
Routine EBITDA Margin (%)	27.8%	26.8%	25.7%	1.0 p.p.	2.1 p.p.	25.8%	27.8%	-2.0 p.p.
Brazil	27.4%	26.7%	24.8%	0.7 p.p.	2.6 p.p.	25.2%	27.3%	-2.1 p.p.
Others	38.1%	29.2%	54.5%	8.9 p.p.	-16.4 p.p.	42.9%	41.2%	1.7 p.p.

In 4Q16, consolidated routine EBITDA totaled R$ 1,756 million, 2.2% down y.o.y. and 6.8% up q.o.q.

Routine EBITDA from Brazilian operations came to R$ 1,676 million in 4Q16, (-4.0% y.o.y. and +9.2% q.o.q.), while routine EBITDA margin from Brazilian operations stood at 27.4%, increasing 0.7 p.p. from 4Q15 and 2.6 p.p. from 3Q16.

In 2016, routine EBITDA from Brazilian operations came to R$ 6,340 million, 12.3% lower than in 2015, mainly as a result of the 4.8% decline in net revenues in 2016, partially compensated by the 2.0% Opex reduction in the same period. In 2016, routine EBITDA margin in Brazil came to 25.2%.

Routine EBITDA from other international operations (Africa and East Timor) totaled R$ 81 million in 4Q16, 60.7% up y.o.y., thanks to the 24.5% year-on-year growth in revenues, which offset the 7.6% increase in operating costs. In the sequential comparison, there was a 26.6% reduction.

In 4Q16, the Company submitted its assets to annual impairment testing in accordance with CPC 01 and recognized an impairment loss of R$ 226 million in its controlling investments in Africa, versus a loss of R$ 89 million in 4Q15.

Capex

Table 4 – Capex

R$ million	4Q16	4Q15	3Q16	YoY	QoQ	2016	2015	YoY
Capex
Brazil	1,358	1,072	982	26.6%	38.3%	4,759	4,048	17.6%
Others	35	14	22	152.4%	61.2%	143	116	23.0%
Total	1,393	1,086	1,004	28.2%	38.7%	4,901	4,164	17.7%

In 4Q16, the Company’s consolidated investments totaled R$ 1,393 million (+28.2% y.o.y. and +38.7% q.o.q.) and Capex in Brazilian operations came to R$ 1,358 million (+26.6% y.o.y. and +38.3% q.o.q.). It is worth noting the 17.7% increase in investments between 2015 and 2016, reaching R$ 4,901 million at the end of 2016, R$ 4,759 million of which dedicated to Brazilian operations (+17.6% versus 2015).

In a year of economic contraction and reduced investments by the market in general, Oi expanded its investments following a policy of efficiency in investments concentrated in the modernization and capacity expansion of network and IT, ensuring a more efficient operating performance and promoting a consistent improvement in service quality and customer experience, which reflects in the value generation for the business.

At the end of 2016, Oi had completed all planned network capacity expansion projects, demonstrating the Company’s commitment to network core growth in order to support increasing data traffic and the improvement in fixed, mobile and pay- TV services, as well as to continue allowing the launch of new offers better suited to current customer needs. In the mobile segment, the Company successfully completed actions in the 3G and 4G access networks and structural actions in the network core, allowing service expansion. In wireline, the Company moved forward with the structural infrastructure projects, especially those related to the expansion of the 100 Gbps optical transport network (OTN) backbone, the modernization of the IP network core and the expansion of its access through the Single Edge project, in addition to other initiatives to upgrade and optimize the access network capacity.

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As a result of these investments in infrastructure, several network quality indicators improved continuously, enabling better customer experience. Data and voice access indicators, for example, have been consistently increasing. ANATEL’s SMP8 and SMP9 indicators, which measure data connection and data drop rates, respectively, have been consistently improving. At the same time, Oi’s network has been supporting significant increases in data traffic and ADSL use per user, while network congestion levels have been falling, underlining the improved network quality and user experience.

In 4Q16, Oi invested R$ 1,161 million in the network, corresponding to 85.5% of total investments in Brazilian operations. The same 85.5% of all investment in Brazil was directed to Oi’s networks in 2016, totaling R$ 4,068 million.

Operational Cash Flow (Routine EBITDA – Capex)

Table 5 - Operational Cash Flow

R$ million	4Q16	4Q15	3Q16	YoY	QoQ	2016	2015	YoY
Oi S.A.
Routine EBITDA	1,756	1,795	1,645	-2.2%	6.8%	6,697	7,605	-11.9%
Capex	1,393	1,086	1,004	28.2%	38.7%	4,901	4,164	17.7%
Routine Operational Cash Flow (EBITDA - Capex)	364	709	641	-48.7%	-43.2%	1,795	3,442	-47.8%

Table 6 - Operational Cash Flow of Brazilian Operations

R$ million	4Q16	4Q15	3Q16	YoY	QoQ	2016	2015	YoY
Oi S.A.
Routine EBITDA	1,676	1,745	1,534	-4.0%	9.2%	6,340	7,230	-12.3%
Capex	1,358	1,072	982	26.6%	38.3%	4,759	4,048	17.6%
Routine Operational Cash Flow (EBITDA - Capex)	318	673	552	-52.8%	-42.5%	1,581	3,182	-50.3%

In 4Q16, routine consolidated operational cash flow (routine EBITDA minus Capex, or OCF) totaled R$ 364 million, 48.7% down y.o.y., due to the 28.2% annual increase in Capex this quarter. Routine EBITDA minus Capex in Brazilian operations totaled R$ 318 million in 4Q16, -52.8% y.o.y. and -42.5% q.o.q., mainly due to the substantial increase in investments in Brazil.

Routine consolidated operational cash flow totaled R$ 1,795 million in 2016 (-47.8% y.o.y.), while routine OCF from the Brazilian operations reached R$ 1,581 million in 2016 (-50.3% y.o.y.).

Depreciation / Amortization

In 4Q16, the Company reported depreciation and amortization expenses of R$ 1,548 million, virtually in line with 4Q15 and 3Q16.

Table 7 – Depreciation and Amortization(1)

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R$ million	4Q16	4Q15	3Q16	YoY	QoQ	2016	2015	YoY
Depreciation and Amortization
Total	1,548	1,577	1,548	-1.8%	0.0%	6,317	5,446	16.0%

(1) The 4Q15, 3Q16 and 2015 periods were adjusted and will be restated as explained in the Disclaimer section of this document.

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Financial Results

Table 8 – Financial Results (Oi S.A. Consolidated)

R$ million	4Q16	4Q15	3Q16	2016	2015
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	(589)	(848)	(710)	(2,955)	(3,816)
Net FX Result (on fin. investments and loans and financing)	853	(719)	(792)	1,631	(1,762)
Other Financial Income / Expenses	(579)	(2,385)	(200)	(1,972)	(2,826)
Net Financial Income (Expenses)	(315)	(3,951)	(1,701)	(3,296)	(8,403)

In 4Q16, Oi S.A. recorded a net financial expense of R$ 315 million, 81.5% lower than in 3Q16 and 92.0% down y.o.y.

The improvement in the 4Q16 financial result was chiefly due to financial income recorded under “Net FX Result”, which partially offset other financial expenses. This income was due to the appreciation of the Real against the Euro in 4Q16 (+5.8%), which had a positive impact on debt denominated in Euros. The relative stability of the Real against the Dollar (-0.4%) also helped reduce the cost of debt in 4Q16. On the other hand, in 3Q16, the financial result was negatively impacted by the depreciation of the Real against the Euro and the Dollar.

In 4Q16, there was also a reduction of R$ 121 million in the “Net Interest” line compared with the previous quarter, due to (i) lower interest expenses on debt indexed to IPCA (inflation index), (ii) the positive impact on interest due to the above-mentioned appreciation of the Real, and (iii) higher financial income from cash investments in local currency, which registered a higher average balance in the quarter.

On the other hand, “Other Financial Income/Expenses” totaled an expense of R$ 579 million in 4Q16, R$ 379 million higher q.o.q. This variation was chiefly due to the impact of exchange rate variation on foreign investments, monetary restatement on contingencies, higher taxes and bank guarantee commissions.

The reduction in the negative financial result in 2016, comparing to 2015, reflected the positive impact of the appreciation of the Real against the Dollar (+16.5%) and the Euro (+19.1%) in the year, due to the absence of hedging derivative instruments since mid-2016, increasing the Company’s exposure to exchange rate fluctuations. As a result, the Company recorded exchange variation gains on debt denominated in foreign currency. The 2016 annual performance was also due to a R$ 854 million positive variation in the “Other Financial Income/Expenses” line, mainly explained by the impact related to impairment adjustment (with no cash effect) of the fair value of Oi’s non-controlling investments in Africa, which was higher in 2015 compared to 2016.

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Net Earnings (Loss)

Table 9 – Net Earnings (Loss) (Oi S.A. Consolidated) (1)

R$ million	4Q16	4Q15	3Q16	YoY	QoQ	2016	2015	YoY
Net Earnings (Loss)
Earnings before interest and taxes (EBIT)	-17	129	96	n.m.	n.m.	60	2,348	-97.4%
Financial Results	-315	-3,951	-1,701	-92.0%	-81.5%	-3,296	-8,403	-60.8%
Income Tax and Social Contribution	-2,974	-884	426	236.4%	n.m.	-3,885	-595	553.2%
Net Loss from Continuing Operations	-3,306	-4,707	-1,178	-29.8%	180.5%	-7,121	-6,649	7.1%
Net Results from Discontinued Operations	0	-18	0	n.m.	n.m.	0	1,068	n.m.
Consolidated Net Loss	-3,306	-4,724	-1,178	-30.0%	180.5%	-7,121	-5,581	27.6%
attributable to owners of the Company	-3,231	-4,347	-1,214	-25.7%	166.0%	-6,944	-5,168	34.3%
attributable to non-controlling interests	-75	-378	36	-80.1%	n.m.	-178	-413	-57.0%

(1) The 4Q15, 3Q16 and 2015 periods were adjusted and will be restated as explained in the Disclaimer section of this document.

In 4Q16, the Company's operating income before financial income and taxes (EBIT) was negative in R$ 17 million, compared to a positive R$ 129 million recorded in 4Q15, due to the 10.3% reduction in EBITDA in the same period. in the quarter, the consolidated net loss was R$ 3,306 million, mainly impacted by a write-off of R$ 2,779 million of tax credits on tax loss carry-forwards in the income tax and social contribution line, reflecting the forecasts on tax results included in the judicial reorganization plan.

18

Debt & Liquidity

Table 10 - Debt

R$ Million	Dec/16	Dec/15	Sep/16	% Gross Debt
Debt
Short Term	48,191	13,192	48,325	100.0%
Long Term	0	41,789	0	0.0%
Total Debt	48,191	54,981	48,325	100.0%
In Local Currency	13,448	12,922	13,044	27.9%
In Foreign Currency	34,638	46,935	35,177	71.9%
Swaps	105	-4,876	105	0.2%
(-) Cash	-7,849	-16,826	-7,142	-16.3%
(=) Net Debt	40,342	38,155	41,184	83.7%

Oi S.A. ended 2016 with a consolidated gross debt of R$ 48,191 million, slightly lower than in 3Q16. In the year-on-year comparison, consolidated gross debt fell 12.3% or R$ 6,790 million.

In the quarter, the appreciation of the Real against the Euro (+5.8% q.o.q.) more than compensated the interest accrual, resulting in a R$ 135 million sequential reduction in gross debt.

In addition to the positive impact of the appreciation of the Real against the Dollar (+16.5%) and the Euro (+19.1%) on the portion of debt denominated in foreign currency, the year-on-year gross debt reduction was due to principal and interest amortizations made before the request for judicial reorganization, on June 20, 2016.

At the end of 4Q16, net debt stood at R$ 40,342 million, 2.0% down q.o.q. Net debt fell for the second consecutive quarter, driven by both a reduction in gross debt and an increase in cash in the quarter of +9.9%, or up R$ 708 million, thanks to the Company’s positive operational cash generation and to revenues from financial investments. Cash position reached R$ 7,849 million as of December 31, 2016.

Compared to 4Q15, net debt increased 5.7% or R$ 2,186 million, whose growth was mostly concentrated in the first half of the year, i.e. before the request for judicial reorganization.

19

Table 11 – Cash Position (Brazilian operations)

R$ Million
3Q16 Cash Position	7,142
Routine EBITDA	1,676
Capex	-1,358
Working capital	411
Judicial deposits + taxes	-190
Financial operations	168
4Q16 Cash Position	7,849

Table 12 – Gross Debt Breakdown

R$ Million
Gross Debt Breakdown	4Q16
Int'l Capital Markets	30,801
Local Capital Markets	4,436
Development Banks and ECAs	9,110
Commercial Banks	4,132
Hedge and Borrowing Costs	-288
Total Gross Debt	48,191

20

Historical reclassified Net Revenues and Revenue Generating Units (RGUs)

The Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), considering that this new breakdown better reflects how the businesses are managed. Historical values of revenues and RGUs were adjusted to reflect this change. Please find the historical reclassified data in the tables below:

Residential	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Net Revenues (R$ million)[1]	2,315	2,345	2,368	2,348	2,337	2,393	2,406	2,436	2,407	2,380	2,428	2,487	2,538	2,565	2,580	2,550
Revenue Generating Units (RGU) - ('000)[1]	16,425	16,498	16,573	16,620	16,780	17,034	17,329	17,719	18,066	18,052	18,226	18,437	18,689	19,302	19,512	19,674
Fixed Line in Service	9,947	10,087	10,228	10,336	10,515	10,748	11,007	11,303	11,590	11,806	12,099	12,359	12,630	13,073	13,338	13,614
Fixed Broadband	5,188	5,164	5,149	5,115	5,109	5,127	5,151	5,197	5,241	5,223	5,248	5,255	5,235	5,317	5,272	5,223
Pay TV	1,290	1,247	1,197	1,168	1,156	1,158	1,171	1,220	1,235	1,023	879	823	824	912	902	837
ARPU Residential (R$)	77.2	77.1	77.0	75.2	73.5	73.6	72.2	71.3	68.8	66.7	66.4	66.6	65.9	65.0	64.0	62.2

Personal Mobility	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Net Revenues (R$ million)[1]	1,945	1,940	1,938	2,027	2,090	2,042	2,012	2,251	2,417	2,164	2,210	2,147	2,369	2,327	2,250	2,311
Service	1,886	1,897	1,872	1,968	2,033	1,990	1,944	2,052	2,135	1,961	2,002	2,034	2,208	2,229	2,122	2,163
Customer [2]	1,730	1,754	1,733	1,779	1,814	1,773	1,751	1,792	1,791	1,629	1,677	1,635	1,718	1,676	1,591	1,592
Network Usage	156	143	138	189	219	217	193	260	344	332	324	399	490	554	532	571
Sales of handsets, SIM cards and others	59	43	66	58	56	52	68	199	281	202	208	114	161	97	128	148
Revenue Generating Units (RGU) - ('000)[1]	39,870	44,118	45,319	45,559	45,860	47,059	47,756	47,938	48,462	48,976	48,618	48,145	47,727	47,337	46,896	46,569
Prepaid Plans	32,997	37,318	38,299	38,668	39,068	40,296	40,719	40,824	41,322	41,990	41,801	41,417	41,019	40,676	40,235	39,905
Postpaid Plans [3]	6,872	6,800	7,020	6,891	6,791	6,763	7,037	7,114	7,140	6,986	6,817	6,729	6,708	6,662	6,661	6,664

B2B	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Net Revenues (R$ million)[1]	1,790	1,832	1,914	2,070	1,979	1,971	2,005	2,027	2,087	2,042	2,098	2,093	2,118	2,107	2,147	2,079
Revenue Generating Units (RGU) - ('000)[1]	6,617	6,634	6,661	6,668	6,757	7,084	7,223	7,249	7,296	7,335	7,375	7,339	7,370	7,559	7,660	7,718
Fixed	3,760	3,794	3,831	3,875	3,941	4,053	4,110	4,154	4,189	4,231	4,255	4,247	4,225	4,239	4,211	4,187
Broadband	553	558	561	569	580	594	604	612	617	622	628	630	630	623	615	604
Mobile	2,290	2,270	2,256	2,211	2,223	2,424	2,497	2,470	2,478	2,472	2,485	2,456	2,511	2,698	2,834	2,946
Pay TV	13	12	12	12	12	12	13	12	12	9	7	5	4	0	0	0

21

Oi S.A. Consolidated

Income Statement - R$ million (1)	4Q16	4Q15	3Q16	2016	2015
Net Operating Revenues	6,323	6,703	6,394	25,996	27,354
Operating Costs and Expenses	-4,792	-4,997	-4,750	-19,620	-19,560
Personnel	-656	-790	-766	-2,852	-2,720
Interconnection	-299	-341	-294	-1,173	-1,809
Third-Party Services	-1,575	-1,571	-1,650	-6,399	-6,317
Network Maintenance Service	-279	-412	-257	-1,540	-1,902
Handset Costs/Other (COGS)	-81	-68	-69	-284	-285
Marketing	-151	-133	-67	-449	-406
Rent and Insurance	-1,107	-962	-1,054	-4,330	-3,600
Provision for Contingencies	-131	-184	-235	-860	-862
Provision for Bad Debt	-183	-186	-168	-643	-721
Taxes and Other Revenues (Expenses)	-104	-261	-188	-768	-1,129
Other Operating Revenues (Expenses), net	0	0	0	-95	278
ADJUSTED EBITDA(2) (1)	1,756	1,795	1,645	6,602	7,883
Expenses on Impairment Losses	-226	-89	0	-226	-89.2
EBITDA	1,531	1,706	1,645	6,377	7,794
Margin %	24.2%	25.5%	25.7%	24.5%	28.5%
Depreciation and Amortization	-1,548	-1,577	-1,548	-6,317	-5,446
EBIT	-17	129	96	60	2,348
Financial Expenses	-577	-3,975	-2,098	-4,669	-13,308
Financial Income	262	23	397	1,372	4,905
Loss Before Tax and Social Contribution	-332	-3,823	-1,605	-3,236	-6,055
Income Tax and Social Contribution	-2,974	-884	426	-3,885	-595
Net Earnings (Loss) from Continuing Operations	-3,306	-4,707	-1,178	-7,121	-6,649
Net Results from Discontinued Operations	0	-18	0	0	1,068
Consolidated Net Earnings (Loss)	-3,306	-4,724	-1,178	-7,121	-5,581
Margin %	-52.3%	-70.5%	-18.4%	-27.4%	-20.4%
Profit (Loss) attributed to the controlling shareholders	-3,231	-4,347	-1,214	-6,944	-5,168
Profit (Loss) attributed to the non-controlling shareholders	-75	-378	36	-178	-413
Outstanding Shares Thousand (ex-treasury)	675,667	675,667	675,667	675,667	729,839
Earnings per share (R$)	-4.7818	-6.4329	-1.7974	-10.2765	-7.0817

(1)    The 4Q15, 3Q16 and 2015 periods were adjusted and will be restated as explained in the Disclaimer section of this document.

(2)    EBITDA adjusted for the non-recurring and non-cash effect of the recognition of impairment losses in controlled investments in Africa.

22

Oi S.A. Consolidated

Balance Sheet - R$ million(1)	12/31/2016	09/30/2016	12/31/2015
TOTAL ASSETS	82,171	85,803	103,008
Current	26,707	28,038	38,067
Cash and cash equivalents	7,563	6,952	14,898
Financial investments	117	108	1,802
Derivatives	0	0	606
Accounts Receivable	8,347	9,841	8,380
Inventories	355	381	352
Recoverable Taxes	1,321	1,059	916
Other Taxes	1,223	1,176	923
Assets in Escrow	978	1,128	1,258
Held-for-sale Assets	5,404	5,899	7,686
Other Current Assets	1,399	1,495	1,246
Non-Current Assets	55,465	57,766	64,941
Long Term	17,888	20,595	26,907
.Recoverable and Deferred Taxes	2,515	5,372	5,796
.Other Taxes	739	779	660
.Financial investments	169	82	126
.Assets in Escrow	14,123	13,982	13,119
.Derivatives	0	0	6,780
.Other	341	381	426
Investments	136	134	155
Property Plant and Equipment	26,268	25,754	26,010
Intagible Assets	11,173	11,282	11,869

TOTAL LIABILITIES	82,171	85,803	103,008
Current	60,749	61,096	25,574
Suppliers	6,361	7,122	5,005
Loans and Financing	48,086	48,221	11,810
Financial Instruments	105	105	1,989
Payroll and Related Accruals	668	764	660
Provisions	763	868	1,021
Pension Fund Provision	147	136	145
Payable Taxes	473	440	340
Other Taxes	1,814	1,596	1,554
Dividends Payable	6	29	96
Liabilities associated to held-for-sale assets	545	384	745
Authorizations and Concessions Payable	107	84	912
Other Accounts Payable	1,674	1,345	1,298
Non-Current Liabilities	8,966	8,801	57,035
Loans and Financing	0	0	48,048
Financial Instruments	0	0	521
Other Taxes	1,073	1,038	924
Contingency Provisions	4,103	3,861	3,414
Pension Fund Provision	450	416	399
Outstanding authorizations	4	7	7
Other Accounts Payable	3,335	3,477	3,721
Shareholders' Equity	12,456	15,907	20,399
Controlling Interest	11,665	14,999	19,208
Minority Interest	791	908	1,191

(1) The balance sheets as of 12/31/2015 and 09/30/2016 were adjusted and will be restated as explained in the Disclaimer section of this document.

23

Please note

The main tables disclosed in this Earnings Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

JUDICIAL REORGANIZATION PROCESS

24

Hiring of Financial Advisor

On November 21, the Company informs its shareholders and the market in general that it has hired LAPLACE Finanças as its financial advisor to assist in the judicial reorganization process of the Company and its subsidiaries Telemar Norte Leste S.A. - In Judicial Reorganization, Oi Móvel S.A. - In Judicial Reorganization, Copart 4 Participações S.A. - In Judicial Reorganization, Copart 5 Participações S.A. - In Judicial Reorganization, Portugal Telecom International Finance B.V. - In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. - In Judicial Reorganization.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=235364

Updates Concerning the Judicial Reorganization

On November 29, the Company was informed by the Dutch judicial administrators that they may apply for a conversion of the suspension of payment proceedings of its subsidiaries Oi Brasil Holdings Coöperatief UA - In Judicial Reorganization ("Oi Brasil Holdings") and Portugal Telecom International Finance B.V. - In Judicial Reorganization ("PTIF"), Oi’s financial vehicles in the Netherlands, into bankruptcy proceedings.

The Company further informs that it participated in a mediation hearing with the National Telecommunications Agency (Agência Nacional de Telecomunicações - Anatel) with the objective of reaching a consensual solution for the debts in which Anatel is a creditor of the Company.

Finally, the Company informs that it presented to the Court in which the judicial reorganization is underway a proposal for the use of mediation in order to settle the credits of up to R$50,000, which encompasses a universe of approximately 58,000 creditors with debt claims of up to such amount. Such proposal could result in a disbursement of up to R$783,000,000 by the Company.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=235469

Alternative Plan presented by group of representatives of creditors and potential investor

On December 19, 2016, the Company informs its shareholders and the market in general that on December 16, 2016 late afternoon, the Company met with a group formed by the representatives of creditors of the Company (Moelis & Company and FTI Consulting) and a potential investor, Orascom TMT Investmente S.à.r.l., a company based in Luxembourg, which presented an alternative judicial reorganization plan.

Since the proposals of the aforementioned group of creditors were made public in some media vehicles, and with the purpose of ensuring the broad knowledge of their content, the Company discloses the document it received in its entirety to its shareholders, the market in general and the creditors and other stakeholders.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=236288

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=888816FB-852E-416B-AF17-B0D5E79E53FE

On January 30, 2017, the Company informs its shareholders and the market in general that Orascom TMT Investments S.à.r.l. voluntarily sent a letter to the Company extending the validity of its suggestions for an alternative judicial reorganization plan until February 28, 2017.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=238575

25

Board of Director´s Meeting

On February 01, 2017, the Company informs its shareholders and the market in general that, during a meeting of the Board of Directors held on this date, LaPlace, the Company’s financial adviser, presented to the Board of Directors a few scenarios developed based on the feedbacks from the creditors, in order to allow the progress in the interactions, which scenarios were debated with the members of the Board. The Board authorized Oi’s Executive Officers Board to continue with the discussions with the creditors, going deeper into some critical items, including, among others, the possibility of converting part of the debt into equity.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=238731

Recognition of Judicial Reorganization Proceeding in Portugal

On March 06, 2017, the Company informs its shareholders and the market in general that, on this date, it learned of a judgment rendered on March 2, 2017 by the Commercial Court of Lisbon - Judge Number 3 of the Judicial Court of the Region of Lisbon, recognizing, with respect to the Company and Telemar Norte Leste S.A. - In Judicial Reorganization, the decision rendered by the 7th Corporate Court of the District of the Capital of the State of Rio de Janeiro on June 29, 2016 granting the processing of the request for judicial reorganization submitted in Brazil, under the terms of Law No. 11,101/05 and the Brazilian Corporation Law.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=239734

INFORMATION RELATED TO THE SUSPENSION OF PAYMENTS PROCEEDINGS OF OI BRASIL HOLDINGS COÖPERATIEF UA AND PORTUGAL TELECOM INTERNATIONAL FINANCE B.V.

On December 19, 2016, the Company informs its shareholders and the market in general that the judicial administrators appointed to supervise the suspension of payments proceedings of Oi’s subsidiaries Oi Brasil Holdings Coöperatief UA - In Judicial Reorganization ("Oi Brasil Holdings") and Portugal Telecom International Finance B.V. - In Judicial Reorganization ("PTIF"), Oi’s financial vehicles in the Netherlands, filed with the District Court of Amsterdam, The Netherlands requests for the conversion of the suspension of payments proceedings into Dutch bankruptcy proceedings against Oi Brasil Holdings and PTIF. On this date, the District Court of Amsterdam, The Netherlands ordered that a hearing in relation to the requests for conversion of the suspension of payments process for each of Oi Brasil Holdings and PTIF will be held on January 12, 2017 at 13:30 (CET).

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=235863

On January 12, 2017, the Company informs its shareholders and the market in general that a hearing was held in the District Court of Amsterdam, The Netherlands, in relation to the requests for conversion of the suspension of payments proceedings for each of Oi’s financial vehicles in the Netherlands, Oi Brasil Holdings Coöperatief UA - In Judicial Reorganization ("Oi Brasil Holdings") and Portugal Telecom International Finance B.V. - In Judicial Reorganization ("PTIF"). The District Court of Amsterdam, The Netherlands, informed that it expects to render its decision in relation to both Oi Brasil Holdings’ and PTIF’s hearings for the conversion of their respective suspension of payments proceedings on January 26, 2017.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=236651

On January 26, 2017, the Company informs its shareholders and the market in general that the District Court of Amsterdam, The Netherlands, has announced the postponement of its decision regarding the hearings about the applications for conversion of the suspension of payments proceedings for each of Oi’s financial vehicles in the Netherlands, Oi Brasil Holdings Coöperatief UA - In Judicial Reorganization ("Oi Brasil Holdings") and Portugal Telecom International Finance B.V. - In Judicial Reorganization ("PTIF"). The District Court of Amsterdam, The Netherlands, informed that it now expects to render its decision in relation to both Oi Brasil Holdings’ and PTIF’s hearings for the conversion of their respective suspension of payments proceedings on February 2, 2017.

26

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=237567

On February 02, 2017, the District Court of Amsterdam, The Netherlands, denied the requests for conversion of the suspension of payments proceedings into Dutch bankruptcy proceedings for each of Oi’s financial vehicles in the Netherlands, Oi Brasil Holdings Coöperatief UA - In Judicial Reorganization ("Oi Brasil Holdings") and Portugal Telecom International Finance B.V. - In Judicial Reorganization ("PTIF"), under the Dutch laws. Oi highlights that it did not have access to the translation of the entire content of the judgement.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=238753

On February 10, 2017, the Company informs its shareholders and the market in general that the administrators appointed to supervise the suspension of payments proceedings of Oi Brasil Holdings Coöperatief UA - In Judicial Reorganization ("Oi Brasil Holdings") and Portugal Telecom International Finance B.V. - In Judicial Reorganization ("PTIF") informed that they will not appeal against the judgements of the District Court of Amsterdam, The Netherlands, wherebythe requests for conversion of the suspension of payments proceedings into Dutch bankruptcy proceedings for each of Oi Brasil Holdings and PTIF were denied. Oi was also informed that certain creditors of each of Oi Brasil Holdings and PTIF filed appeals against such judgements on this date.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=238907

On February 20, 2017, the Company informs its shareholders and the market in general that it became aware that the Court of Appeal of Amsterdam, The Netherlands, has ordered that a hearing in relation to the appeals filed by certain creditors against the judgements rendered by the District Court of Amsterdam on February 2, 2017, whereby the requests for conversion of the suspension of payments proceedings into Dutch bankruptcy proceedings for each of Oi Brasil Holdings Cooperatief U.A. - Em Recuperação Judicial e Portugal Telecom International Finance B.V. - Em Recuperação Judicial were denied, will be held on March 29, 2017.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=239173

BOARD OF DIRECTORS

On November 08, 2016, the Company informs its shareholders and the market in general that he National Telecommunications Agency (Agência Nacional de Telecomunicações - ANATEL) decided, in Decision Order No. 17/2016/SEI/CPOE/SCP, among other matters:

 (i) To suspend, in the deliberations of the Company and its subsidiaries and affiliated companies, the exercise of voting and veto rights by the new members of the Company‘s Board of Directors appointed by the shareholder Société Mondiale Fundo de Investimento em Ações ("Societé") in the resolutions of the Board of Directors, Management or equivalent corporate bodies;

(ii) To prohibit the participation of members of the Company’s Board of Directors appointed by Societé in the Board of Directors or Management of the Company and its subsidiaries and affiliates;

(iii) To prohibit the participation of Société’s representatives in the management or in the operation of the Company and its subsidiaries and affiliates;

(iv) To order the Company to notify the Superintendence of Competition, on the date the meeting of the Board of Directors is convened, so that such Superintendence may, upon request, send a representative to attend the meeting;

(v) To order the Company to send a copy of the minutes of the meetings of the Board of Directors to the Superintendence of Competition, within a period of up to 2 business days after the minutes are signed;

27

(vi) To order the Company, in the event of violation of the instructions granted, to pay a fine in the amount of R$50,000,000.00 for each meeting of the Company’s Board of Directors, Management or equivalent corporate bodies, in which the exercise of corporate rights by the members of the Company‘s Board of Directors appointed by Société or by participation in the management or operation of the Company is verified, without prejudice to other applicable sanctions..

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43101&conta=44&id=234529

On January 06, 2017, the Company informs its shareholders and the market in general that the Company was made aware of the decision of the Board of Directors of the Brazilian National Agency of Telecommunications (Agência Nacional de Telecomunicações—ANATEL) with respect to Oi’s request for prior approval for the effective entry of new members to Oi’s Board of Directors, in which Anatel has decided, among other matters:

(i) to grant prior approval for the effective entry of the following new members to Oi’s Board of Directors: Demian Fiocca, Hélio Calixto da Costa, Blener Braga Cardoso Mayhew, Luís Manuel da Costa de Sousa de Macedo, Nelson Sequeiros Rodriguez Tanure and José Manuel Melo da Silva; and

(ii) to deny prior approval for the effective entry of the following new members to Oi’s Board of Directors: Pedro Grossi Junior and Nelson de Queiroz Sequeiros Tanure.

Anatel also established certain obligations of Oi and determined that Oi and its Directors and Officers must provide certain information, in accordance with the Judgement attached in its entirety to this Material Fact.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43101&conta=44&id=236559

On March 07, 2017, the Company informs its shareholders and the market in general that the Chairman of the Board of Directors of the Company received a resignation letter from Mr. Rafael Luis Mora Funes as member of the Board of Directors of Oi on this date. With his resignation, Mr. João do Passo Vicente Ribeiro, previously an alternate to Mr. Rafael Funes, assumed the role as an effective member of the Board of Directors.

 http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=239763

OTHER SUBJECTS

Request for authorization for the sale of direct and indirect interests in Timor Telecom S.A

On December 13, 2016, the Company informs its shareholders and the market in general that, pursuant to the Judicial Reorganization Plan, it requested the authorization of the 7th Corporate Court of the District of the Capital of the State of Rio de Janeiro for the sale of direct and indirect interests in Timor Telecom S.A. ("Timor Telecom"), a non-relevant asset that was already recorded in the Company‘s financial statements as "Assets Held for Sale," to Investel Communications Limited. Oi requested the judicial deposit of the amount attributed to the disposition of the direct and indirect interests, which is to be kept in a judicial account affiliated with the 7th Corporate Court, specifically for its use in compliance with the Judicial Reorganization Plan.

Oi, after a competitive sale process, received a proposal from Investel Communications Limited for the acquisition of direct and indirect interests in Timor Telecom for approximately US$36 million, in addition to the payment of Timor Telecom‘s debts to Oi in the amount of US$26 million.

In addition to the authorization requested of the 7th Corporate Court, should it be granted, the sale of the direct and indirect interests in Timor Telecom, when concluded, will be subject to the implementation of other conditions. The Company will inform the market if such conditions are implemented after the decision of the 7th Corporate Court.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=236177

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Termination of the arbitration proceedings against subsidiaries

On January 31, 2017, the Company informs its shareholders and the market in general that, after satisfying all the precedent contractual conditions, the transactions contemplated in the Settlement and Share Exchange Agreement ("SSEA") executed on June 16, 2016 were completed on this date by Oi’s wholly-owned subsidiaries PT Participações, SGPS, S.A and Africatel GmbH & Co. KG ("Africatel KG"), Oi’s 75%-owned subsidiary Africatel Holdings B.V. ("Africatel BV"), Samba Luxco S.à r. l. ("Samba" or "Helios"), owner of the remaining 25% of Africatel BV, and Pharol, SGPS, S.A. ("Pharol", and together with Africatel KG and Africatel BV, the "Respondents"), former 75% holding company of Africatel BV, with the primary purpose of settling the arbitral proceedings commenced by Samba against the Respondents at the end of year 2014.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=238704

S&P´s update on Oi´s credit rating

On February 23, 2017, the Company informs its shareholders and the market in general that Standard & Poor’s ("S&P") announced its research update on the credit rating attributed to the Company, affirming all debt and corporate ratings at D. At the same time, S&P withdrew the Company‘s recovery ratings, which the agency plans to reinstate once the Company‘s debt is restructured with an updated capital structure after emerging from its judicial reorganization.

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=239272

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CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	Free-Float[1]
Common	668,033,661	148,282,000	519,748,525
Preferred	157,727,241	1,811,755	155,915,442
Total	825,760,902	150,093,755	675,663,967

Shareholding position as of December 31, 2016.

(1) The outstanding shares do not consider the shares held by the Board of Directors and by the Executive Board.

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Rio de Janeiro - March 22, 2017. This report includes consolidated financial and operating data for Oi S.A. – Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) and its direct and indirect subsidiaries as of December 31, 2016. In compliance with CVM instructions, the data are presented in accordance with International Financial Reporting Standards (IFRS).

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

This Press Release was subject to adjustments aimed at retrospectively stating the effects of the net assets related to the accounting treatment of goodwill recognized in non-current assets of Telemar Participações S.A. (TmarPart), effective starting September 1, 2015, date of approval of the merger of TmarPart with and into Oi. The accounting treatment of goodwill was a material fact disclosed by the Company on August 1, 2016.

As regard TmarPart's net assets, it is worth mentioning that as at June 30, 2015 TmarPart’s recognized in its balance sheet a property, plant and equipment and intangible assets appreciation amounting to R$6,347 million, net of taxes. In light of the corporate events that occurred from June 30, 2015 and the merger date, September 1, 2015, notably the termination of the Shareholders’ Agreement them in place involving TmarPart, and the approval, at the Company’s Extraordinary Shareholders’ Meeting held on September 1, 2015, the start of the period for the voluntary conversion of the Company’s preferred shares into common shares, and the merger of TmarPart with and into the Company, the external technical opinions obtained by the Company, and taking into account the lack of a specific accounting standard on mergers of entities under common control in the International Financial Reporting Standards (“IFRSs”) and the accounting practices adopted in Brazil, and the existence of interpretations indicating that upon a merger maintaining or reversing goodwill is an accounting policy option, the Company had not recognized said goodwill in its balance sheet.

As prescribed by ICPC 09 (R2), paragraphs 77 and 78 and CVM Instruction 319/1999, on December 7, 2015 the Company filed with the CVM a technical inquiry and on July 29, 2016 received Official Letter No. 149/2016-CVM/SEP/GEA-5 from the Exchange Commission’s Department of Company Relations ("SEP") replying to the Company’s inquiry on the treatment of goodwill. According to the SEP, "goodwill should not be derecognized by TmarPart but, instead, kept in the net assets to be merged with and into Oi, following the valuation basis of the net assets acquired as a result of the business combination between independent parties that took place at the time of the acquisition of Brasil Telecom S.A." The company filed an appeal with the CVM’s Board against the SEP’s decision, pursuant to CVM Resolution 463/2003, of August 15, 2016.

During the 2016 annual closing process, the Company reassessed the situation at hand and taking into account the content of the conclusions laid down in said official letter, is restating its financial statements for the year ended December 31, 2015.

For more details on this subject, please refer to the Financial Statements for the years ended December 31, 2015 and 2016, which can be accessed through CVM’s website (www.cvm.gov.br) and Oi’s Investor Relations website (www.oi.com.br/ir).

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Oi – Investor Relations

Marcelo Ferreira                 +55 (21) 3131-1314              marcelo.asferreira@oi.net.br

Cristiano Grangeiro            +55 (21) 3131-1629             cristiano.grangeiro@oi.net.br

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2017

OI S.A.

By:	/s/ Ricardo Malavazi Martins
Name:	Ricardo Malavazi Martins
Title:	Chief Financial Officer and Investor Relations Officer